GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of November 13, 2023 unless otherwise indicated and should be read in conjunction with the unaudited consolidated condensed interim financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three and six months ended September 30, 2023 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and six months ended September 30, 2023 are not necessarily indicative of the results that may be expected for any future period. The consolidated condensed interim financial statements are prepared in compliance with IAS 34 Interim Financial Reporting as issued by the IASB.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A may contain forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements in this MD&A may include, but are not limited to statements involving estimates, assumptions or judgements, and these statements may be identified by words such as "believe", "expect", "expectation", "aim", "achieve", "intend", "commit", "goal", "plan", "strive" and "objective", and similar expressions of future or conditional verbs such as "will", "may", "might", "should", "could" or "would". By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, and that our plans, goals, expectations and objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

Non-IFRS Measures and Other Supplementary Performance Metrics

This MD&A includes certain non-IFRS measures and other supplementary performance metrics, which are defined below. These measures do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and are therefore unlikely to be comparable to similar measures presented by other companies. Investors are cautioned that non-IFRS financial measures should not be construed as an alternative to IFRS measures. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. Readers should not rely on any single financial measure to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

This MD&A refers to Adjusted EBITDA "Adjusted EBITDA", a non-IFRS measure, which is defined as loss for the year (for annual periods) or loss for the period (for quarterly periods), plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the profitability of the business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

This MD&A also makes reference to "Total Cash Expenses", a non-IFRS measure, which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments, less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

This MD&A also makes reference to "Vehicle Deliveries", a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Columbia, Canada with primary operational facilities in southern California. Listed on the TSX Venture Exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com. This website does not constitute part of this MD&A and is not incorporated by reference.

Operations

The following is a description of GreenPower's business activities during the three months ended September 30, 2023. During the quarter, GreenPower completed the sale of 13 BEAST Type D all-electric school buses, 3 Nano BEAST Type A all-electric school buses, 12 EV Stars 2 EV Star Cargo and 1 EV Star specialty vehicle, and recognized revenue from finance and operating leases, as well as from the sale of parts, and from the operations of Lion Truck Body, GreenPower's truck body manufacturer.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

GreenPower did not deliver any EV Star Cab and Chassis during the quarter, and currently has over 50 EV Star CC's ready for delivery.

During the quarter GreenPower continued production of four Nano BEAST Type A school buses at the South Charleston, WV facility for the order from the state of West Virginia. In addition, the Company continued to provision the facility for the BEAST Type D School Bus production line, which is nearing completion. The preparation of the facility for production is a significant area of focus for the Company and management continues to focus its efforts on growing the plant's capabilities over time. GreenPower has collaborated with Bridge Valley College, a community college located in South Charleston, on curriculum to help train GreenPower production staff, and there are currently 20 production employees enrolled and attending classes at the college.

GreenPower sold 13 BEAST Type D school buses and 3 Type A Nano BEAST school buses during the three months ended September 30, 2023, a record number of quarterly school bus deliveries. These vehicles will be operating at school districts in California and GreenPower is continuing production of school buses to satisfy orders in multiple states across the country. These orders include an order for 15 BEAST school buses from Clark County in Nevada, which operates the country's largest owned and operated school bus fleet with over 1,900 buses, an order for 41 Type D BEAST school buses from the state of West Virginia, which was announced in April 2023, and additional orders for school buses from school districts in California.

There is strong interest in bringing zero emission vehicles to the operations side of airports in both the US and Canada where most of the aircraft ground support equipment is aging and polluting. GreenPower delivered its first airport ground support vehicle during the quarter, the EV Star hydrant truck, which is a purpose built, all electric, large aircraft refueling vehicle. This vehicle is configured to pump fuel from either inground fuel plumbing or underground tanks and has an integrated lift for the fuel line and fueling technician to reach the plane's wing re-fueling inlet. This vehicle is operating at Vancouver International airport (YVR) in Vancouver, Canada, and is being evaluated by the customer for potential follow-on orders.

GreenPower's revenue of $8.4 million during the quarter was 9.1% higher than the same quarter in the prior year, and finished the quarter with over $24.2 million in working capital, including a cash balance of over $1.9 million and over $1.4 million in available liquidity on its line of credit. GreenPower continues to diversify its sales mix and end markets and expects that school bus sales will continue to make up a meaningful portion of revenue for the remainder of the year.

Inventory, Property and Equipment

As at September 30, 2023 the Company had:

  Property and equipment on the balance sheet totaling $2.3 million, comprised of several models of GreenPower vehicles used for demonstration and other purposes, company vehicles used for sales, service and operations, tools and equipment, and other business property and equipment;
  Work in process and parts inventory totaling approximately $19.3 million representing EV Star's, BEAST Type D school buses, Nano BEAST Type A school buses and parts inventory, and;
  Finished goods inventory totaling approximately $15.9 million, comprised of EV Star cab and chassis and other EV Star models, EV 250's, BEAST Type D and Nano BEAST Type A models.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors".

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

Results of Operations

For the three-month period ended September 30, 2023

For the three-month period ended September 30, 2023 the Company recorded revenues of $8,440,010 and cost of sales of $7,210,641 generating a gross profit of $1,229,369 or 14.6% of revenues. Revenue was generated from the sale of 13 BEAST Type D all-electric school buses, 3 Nano BEAST Type A all-electric school bus, 2 EV Star Cargo, 12 EV Stars, 1 EV Star specialty vehicle, and recognized revenue from finance and operating leases, from the sale of parts, and from the operations of Lion Truck Body. Operating costs  consisted  of  administrative fees of $2,238,200 relating to salaries, project management, accounting, and administrative services; transportation costs of $70,109 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $65,207 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $322,200; sales and marketing costs of $155,257; insurance expense of $399,005; professional fees of $569,068 consisting of legal and audit fees; and office expense of $353,671 consisting of rent and other office expenses, as well as non-cash expenses including $405,470 of share-based compensation expense and depreciation of $444,703, generating a loss from operations before interest, accretion and foreign exchange of $3,986,525. Interest and accretion of $266,035 and a foreign exchange loss of $5,083 resulted in a loss for the three-month period of $4,257,643.

The consolidated total comprehensive loss for the three-month period was impacted by $9,205 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the three-month period ended September 30, 2022

For the three-month period ended September 30, 2022 the Company recorded revenues of $7,737,459 and cost of sales of $6,112,596 generating a gross profit of $1,624,863 or 21.0% of revenues. Revenue was generated from the sale of 3 BEAST Type D all-electric school buses, 1 Nano BEAST Type A all-electric school bus, 21 EV Star 22-foot cargo, 3 EV Stars and 29 EV Star Cab and Chassis, and recognized revenue from finance and operating leases and Lion Truck Body since the July 7, 2022 acquisition date. Operating costs  consisted  of  administrative  fees of $1,776,068 relating to salaries, project management, accounting, and administrative services; transportation costs of $39,105 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $154,472 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $509,555; sales and marketing costs of $235,725; insurance expense of $321,664; professional fees of $374,475 consisting of legal and audit fees; and office expense of $103,426 consisting of rent and other office expenses, as well as non-cash expenses including $967,341 of share-based compensation expense and depreciation of $290,420, generating a loss from operations before interest, accretion and foreign exchange of $3,093,394. Interest and accretion of $387,661 and a foreign exchange loss of $1,108 resulted in a loss for the period of $3,482,163.

The consolidated total comprehensive loss for the three-month period was impacted by $73,086 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

For the six-month period ended September 30, 2023

For the six-month period ended September 30, 2023 the Company recorded revenues of $26,021,018 and cost of sales of $22,000,873 generating a gross profit of $4,020,145 or 15.4% of revenues. Revenue was generated from the sale of 99 EV Star Cab and Chassis ("CC"), 19 BEAST Type D all-electric school buses, 5 Nano BEAST Type A all-electric school buses, 14 EV Star 22 foot cargo,  2 EV Star Cargo, 22 EV Stars, 1 EV Star specialty vehicle, and recognized revenue from the sale of parts, from finance and operating leases and from the operations of Lion Truck Body. Operating costs  consisted  of  administrative  fees of $4,081,026 relating to salaries, project management, accounting, and administrative services; transportation costs of $123,173 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $270,935 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $1,135,099; sales and marketing costs of $291,940; insurance expense of $819,186; professional fees of $893,218 consisting of legal and audit fees; and office expense of $720,327 consisting of rent and other office expenses, as well as non-cash expenses including $1,118,697 of share-based compensation expense and depreciation of $887,470, generating a loss from operations before interest, accretion and foreign exchange of $6,513,939. Interest and accretion of $543,986 and a foreign exchange loss of $11,574 resulted in a loss for the period of $7,069,499.

The consolidated total comprehensive loss for the six-month period was impacted by $14,718 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

For the six-month period ended September 30, 2022

For the six-month period ended September 30, 2022 the Company recorded revenues of $11,588,564 and cost of sales of $8,912,697 generating a gross profit of $2,675,867 or 23.1% of revenues. Revenue was generated from the sale of 6 BEAST Type D all-electric school buses, 2 EV Star Plus, 1 EV Star Cargo +, 1 Nano BEAST Type A all-electric school bus, 26 EV Star 22-foot cargo, 9 EV Stars and 33 EV Star Cab and Chassis, and recognized revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $3,379,959 relating to salaries, project management, accounting, and administrative services; transportation costs of $63,840 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $317,077 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $754,673; sales and marketing costs of $602,596; insurance expense of $672,198; professional fees of $687,315 consisting of legal and audit fees; and office expense of $221,102 consisting of rent and other office expenses, as well as non-cash expenses including $2,676,516 of share-based compensation expense and depreciation of $486,028, generating a loss from operations before interest, accretion and foreign exchange of $7,160,400. Interest and accretion of $647,297 and a foreign exchange loss of $36 resulted in a loss for the period of $7,807,733.

The consolidated total comprehensive loss for the six-month period was impacted by $151,186 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

Comparison of Quarterly Results

The following table compares the results of the quarter ended September 30, 2023 with the quarter ended September 30, 2022:

	For the three months ended		Quarter over Quarter Change
	September 30, 2023	September 30, 2022	$	%

Revenue	$8,440,010	$7,737,459	$702,551	9.1%
Cost of sales	7,210,641	6,112,596	1,098,045	18.0%
Gross Profit	1,229,369	1,624,863	(395,494)	-24.3%
Gross profit margin (Note 1)	14.6%	21.0%		-6.4%

Sales, general and administrative costs
Salaries and administration	2,238,200	1,776,068	462,132	26.0%
Depreciation	444,703	290,420	154,283	53.1%
Product development costs	322,200	509,555	(187,355)	-36.8%
Office expense	353,671	103,426	250,245	242.0%
Insurance	399,005	321,664	77,341	24.0%
Professional fees	569,068	374,475	194,593	52.0%
Sales and marketing	155,257	235,725	(80,468)	-34.1%
Share-based payments	405,470	967,341	(561,871)	-58.1%
Transportation costs	70,109	39,105	31,004	79.3%
Travel, accomodation, meals and entertainment	65,207	154,472	(89,265)	-57.8%
Allowance for credit losses	193,004	(53,994)	246,998	NM
Total sales, general and administrative costs	5,215,894	4,718,257	497,637	10.5%
Loss from operations before interest, accretion and foreign exchange	(3,986,525)	(3,093,394)	(893,131)	28.9%

Interest and accretion	(266,035)	(387,661)	121,626	-31.4%
Foreign exchange (loss)/gain	(5,083)	(1,108)	(3,975)	NM

Loss for the period	(4,257,643)	(3,482,163)	(775,480)	22.3%
Other comprehensive income / (loss)
Cumulative translation reserve	(9,205)	(73,086)	63,881	-87.4%

Total comprehensive loss for the period	$(4,266,848)	$(3,555,249)	$(711,599)	20.0%
Loss per common share, basic and diluted	$(0.17)	$(0.15)	$(0.02)	13.3%
Weighted average number of common shares outstanding, basic and diluted	24,949,310	23,151,360	1,797,950	7.8%

Adjusted EBITDA (Note 2)	$(2,959,136)	$(1,650,888)	$(1,308,248)	79.2%

(1) - Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

(2) - "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income. See page 12 and 13 for the calculation of Adjusted EBITDA for the quarters ended September 30, 2023 and September 30, 2022.

Change in Revenue, Gross Profit, and Gross Profit Margin

The increase in revenue for the quarter ended September 30, 2023 compared to the quarter ended September 30, 2022 was $702,551, or 9.1%, and was due to the sales of 16 school buses in the quarter, which have a higher sales price than GreenPower's EV Star product line, compared to the sale of 4 school buses in the same quarter in the prior period. The higher revenue from sales of school buses in the current quarter was partially offset by higher revenue generated from sales of 50 EV Stars in the prior period, compared to 15 in the current period.

Gross profit for the quarter ended September 30, 2023 compared to the quarter ended September 30, 2022 declined by $395,494, or 24.3%. This resulted in a gross profit margin of 14.6% for the quarter ended September 30, 2023 compared to a gross profit margin of 21.0% for the quarter ended September 30, 2022. The reduction in gross profit and gross profit margin was primarily due to higher parts inventory costs, and lower margins at Lion Truck Body compared to the same quarter in the prior period.

Change in sales, general and administrative costs

For the quarter ended September 30, 2023 compared to the quarter ended September 30, 2022, sales, general and administrative costs increased by $497,637 or 10.5%. The cost increase was largely driven by an expansion in the Company's operations and workforce, which drove increases in salaries and administration, depreciation, insurance, office expense, professional fees and transportation costs, as well as an increase in an allowance for credit losses associated with an increase in accounts receivable outstanding for more than 60 days. Increases in these costs were partially offset by a reduction in share-based payments expense associated with employee stock options, as well as a reduction in product development costs in the current quarter compared to the prior year.

Change in loss for the period, loss per common share, and Adjusted EBITDA

The loss for the quarter ended September 30, 2023 increased by $775,480 or 22.3% compared to the same quarter in the prior year due to a reduction in gross profit and due to an increase in sales, general and administrative costs.

Loss per common share for the quarter ended September 30, 2023 increased by $0.02 per share, or 13.3%, due to the increased loss for the period.

The Adjusted EBITDA loss for the quarter ended September 30, 2023 increased by $1,308,248, or 79.2% compared to the same quarter in the prior year. The decrease was primarily due to the increased loss for the current quarter compared to the same quarter in the prior year, as well as due to lower interest and accretion expense and lower share-based payments in the current quarter.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

Comparison of Six-Month Results

The following table compares the results of the six-months ended September 30, 2023 with the six-months ended September 30, 2022:

	For the Six months ended		Six Months over Six Months Change
	September 30, 2023	September 30, 2022	$	%

Revenue	$26,021,018	$11,588,564	$14,432,454	124.5%
Cost of sales	22,000,873	8,912,697	13,088,176	146.8%
Gross Profit	4,020,145	2,675,867	1,344,278	50.2%
Gross profit margin (Note 1)	15.4%	23.1%		-7.6%

Sales, general and administrative costs
Salaries and administration	4,081,026	3,379,959	701,067	20.7%
Depreciation	887,470	486,028	401,442	82.6%
Product development costs	1,135,099	754,673	380,426	50.4%
Office expense	720,327	221,102	499,225	225.8%
Insurance	819,186	672,198	146,988	21.9%
Professional fees	893,218	687,315	205,903	30.0%
Sales and marketing	291,940	602,596	(310,656)	-51.6%
Share-based payments	1,118,697	2,676,516	(1,557,819)	-58.2%
Transportation costs	123,173	63,840	59,333	92.9%
Travel, accomodation, meals and entertainment	270,935	317,077	(46,142)	-14.6%
Allowance for credit losses	193,013	(25,037)	218,050	-870.9%
Total sales, general and administrative costs	10,534,084	9,836,267	697,817	7.1%
Loss from operations before interest, accretion and foreign exchange	(6,513,939)	(7,160,400)	646,461	-9.0%

Interest and accretion	(543,986)	(647,297)	103,311	-16.0%
Foreign exchange (loss)/gain	(11,574)	(36)	(11,538)	32050.0%

Loss for the period	(7,069,499)	(7,807,733)	738,234	-9.5%
Other comprehensive income / (loss)
Cumulative translation reserve	14,718	(151,186)	165,904	-109.7%

Total comprehensive loss for the period	$(7,054,781)	$(7,958,919)	$904,138	-11.4%
Loss per common share, basic and diluted	$(0.28)	$(0.34)	$0.06	-17.6%
Weighted average number of common shares outstanding, basic and diluted	24,925,880	23,150,859	1,775,021	7.7%

Adjusted EBITDA (Note 2)	(3,781,015)	(3,683,444)	$(97,571)	2.6%

(1) - Gross profit margin, a supplementary financial metric, is calculated as gross profit divided by revenue. Gross profit margin is not a defined term under IFRS.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

(2) - "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income. See pages 12 and 13 for the calculation of Adjusted EBITDA.

Change in Revenue, Gross Profit, and Gross Profit Margin

The increase in revenue for the six-months ended September 30, 2023 compared to the six-months ended September 30, 2022 was $14,432,454 or 124.5%, and was due to the sales of 162 vehicles in the current period compared to the sale of 75 vehicles in the prior period.

Gross profit for the six-months ended September 30, 2023 compared to the six-months ended September 30, 2022 increased by $1,344,278, or 50.2%. This resulted in a gross profit margin of 15.4% for the six-months ended September 30, 2023 compared to a gross profit margin of 23.1% for the six-months ended September 30, 2022. The reduction in gross profit and gross profit margin was primarily due to higher parts inventory costs, and lower margins at Lion Truck Body compared to the same period in the prior year.

Change in sales, general and administrative costs

For the six-months ended September 30, 2023 compared to the six-months ended September 30, 2022, sales, general and administrative costs increased by $697,817 or 7.1%. The cost increase was largely driven by an expansion in the Company's operations and workforce, which drove increases in salaries and administration, depreciation, product development costs, insurance, office expense, professional fees and transportation costs, as well as an increase in an allowance for credit losses associated with an increase in accounts receivable outstanding for more than 60 days. Increases in these costs were partially offset by a reduction in share-based payments expense associated with employee stock options, as well as a reduction in sales and marketing costs in the current period compared to the prior year.

Change in loss for the period, loss per common share, and Adjusted EBITDA

The loss for the six-months ended September 30, 2023 decreased by $738,234 or 9.5% compared to the same period in the prior year due to an increase in gross profit which was partially offset by an increase in sales, general and administrative costs.

Loss per common share for the six-months ended September 30, 2023 decreased by $0.06 per share, or 17.6%, due to the reduction in the loss for the period.

The Adjusted EBITDA loss for the six-months ended September 30, 2023 increased by $97,571, or 2.6% compared to the same period in the prior year. The decrease was primarily due to the add-back of higher share-based compensation expense in the prior period compared to the current year, which more than offset the reduction in loss in the current period compared to the prior year.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

Summary of Quarterly Results

A summary of selected information for each of the last eight quarters is presented below:

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2022
Financial results
Revenues	$8,440,010	$17,581,008	$15,304,288	$12,803,038
Loss for the period	(4,257,643)	(2,811,856)	(3,859,919)	(3,376,204)
Basic and diluted earnings/(loss) per share	$(0.17)	$(0.11)	$(0.16)	$(0.14)
Balance sheet data
Working capital (Note 1)	24,212,127	26,452,106	27,655,892	25,660,309
Total assets	55,382,608	54,059,697	63,525,183	65,936,534
Shareholders' equity	22,349,985	26,204,408	27,662,006	27,302,791

	Three Months Ended
	September 30,	June 30,	March 31,	December 31,
	2022	2022	2022	2021
Financial results
Revenues	$7,737,459	$3,851,105	$4,313,964	$5,313,352
Loss for the period	(3,482,163)	(4,325,570)	(7,076,553)	(2,958,456)
Basic and diluted earnings/(loss) per share	$(0.15)	$(0.19)	$(0.32)	$(0.13)
Balance sheet data
Working capital (Note 1)	26,643,011	28,331,760	31,581,470	29,385,551
Total assets	61,920,873	56,671,910	49,606,932	42,244,573
Shareholders' equity	29,104,670	31,699,459	34,385,193	35,372,237

1) - Working capital defined as Total Current Assets minus Total Current Liabilities

Changes in Quarterly Results

GreenPower's revenue declined in the quarter ended September 30, 2023 compared to the quarter ended June 30, 2023, due to 31 Vehicle Deliveries in the current quarter compared to 131 Vehicle Deliveries in the prior quarter, and this reduction was almost entirely comprised of EV Star CC deliveries. Quarterly increases in revenues in the 4 quarters ended June 30, 2023 was largely driven by quarter over quarter increases in Vehicle Deliveries, specifically EV Star CC's, and was also impacted by the acquisition of Lion Truck Body during the quarter ended September 30, 2022.

During the eight quarters ended September 30, 2023 GreenPower's loss ranged between ($2,811,856) and ($7,076,553) and loss per share ranged from ($0.11) to ($0.32). Improvements in these two metrics was largely driven by increases in gross profit and reductions in these metrics often occurred during quarters with high non-cash share-based payments costs, which can vary significantly from quarter to quarter due to the Black Scholes valuation of employee stock options and the associated recognition of these costs according to employee stock option vesting.

GreenPower's total assets declined from $63.5 million as at March 31, 2023 to $55.4 million as at September 30, 2023. The reduction in assets over the period was primarily due to the collection of Accounts Receivable and sales of Inventory. The increase in assets in the quarters ending at March 31, 2023 was largely the result of increases in inventory and accounts receivable, both of which were driven by higher vehicle production and revenues over the same period.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

During the four quarters ended September 30, 2023 GreenPower's working capital ranged between a low of $24.2 million as at September 30, 2023 and a high of $27.7 million as at March 31, 2023, which is lower than the prior year. The lower working capital levels in the current year compared to the prior year was largely the result of higher current liabilities in the current year compared to the prior year, which more than offset increases in current assets in the current year compared to the prior year.

The following table summarizes vehicle deliveries pursuant to vehicle sales for the last eight quarters:

	For the three months ended
	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2022
Vehicle Deliveries
EV Star (Note 1)	15	123	120	100
Nano BEAST and BEAST school bus	16	8	1	1
EV 250	0	0	2	0

Vehicle Deliveries (Note 2)	31	131	123	101

	For the three months ended
	September 30,	June 30,	March 31,	December 31,
	2022	2022	2022	2021
Vehicle Deliveries
EV Star (Note 1)	50	18	11	15
Nano BEAST and BEAST school bus	4	3	8	8
EV 250	0	0	0	0

Vehicle Deliveries (Note 2)	54	21	19	23

1)  Includes various models of EV Stars

2) "Vehicle Deliveries", as reflected above, is a supplementary performance metric, that management believes provides useful information regarding the business activity of the Company during a quarter or year. Vehicle Deliveries is vehicles that have been sold or leased to a customer during a quarter or a year, as determined by management. The models of vehicles included in Vehicle Deliveries will vary over time, such that Vehicle Deliveries in one period may not be comparable to Vehicle Deliveries in another period. Vehicle Deliveries is not a financial metric, and vehicle deliveries is not an indication of the Company's financial performance in a given period. While management considers Vehicle Deliveries to be a useful supplementary performance metric, users are cautioned to consider other factors to evaluate GreenPower's business.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

The following table summarizes cash expenses for the last eight quarters:

	For the three months ended
	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2022

Total sales, general and administrative costs	$5,215,894	$5,318,190	$5,490,422	$5,208,592
Plus:
Interest and accretion	266,035	277,951	437,284	465,188
Foreign exchange loss/(gain)	5,083	6,491	30,861	-
Less:
Depreciation	(444,703)	(442,767)	(402,673)	(330,522)
Share-based payments	(405,470)	(713,227)	(468,444)	(500,933)
(Increase)/decrease in warranty liability	10,705	(556,023)	(318,063)	(377,218)
(Allowance) / recovery for credit losses	(193,004)	(9)	114,842	(235,032)

Total Cash Expenses (Note 1)	$4,454,540	$3,890,606	$4,884,229	$4,230,075

	For the three months ended
	September 30,	June 30,	March 31,	December 31,
	2022	2022	2022	2021

Total sales, general and administrative costs	$4,718,257	$5,118,011	$6,916,671	$4,277,630
Plus:
Interest and accretion	387,661	259,636	150,083	94,103
Foreign exchange loss/(gain)	1,108	(1,072)	371	62,772
Less:
Depreciation	(290,420)	(195,608)	(269,273)	(127,210)
Share-based payments	(967,341)	(1,709,175)	(2,983,653)	(1,109,505)
Amortization of deferred financing fees			(78,113)	(80,808)
(Increase)/decrease in warranty liability	(239,847)	(99,639)	20,970	13,817
(Allowance) / recovery for credit losses	53,994	(28,957)	91,176	(87,644)

Total Cash Expenses (Note 1)	$3,663,412	$3,343,196	$3,848,232	$3,043,155

1) "Total Cash Expenses", as reflected above, is a non-IFRS measure which is defined as sales, general and administrative costs plus interest and accretion, plus/(less) foreign exchange loss/(gain), less depreciation, less share-based payments less amortization of deferred financing fees, plus/(less) the decrease/(increase) in warranty liability, plus / (less) the (allowance) / recovery for credit losses. Total Cash Expenses is a measure used by management as an indicator of sales, general and administrative, interest and accretion, and foreign exchange costs that excludes the impact of certain non-cash charges. Management believes that Total Cash Expenses provides a measure of cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

The following table summarizes Adjusted EBITDA for the last eight quarters:

	For the three months ended
	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2022

Loss for the period	$(4,257,643)	$(2,811,856)	$(3,859,919)	$(3,376,204)
Plus:
Depreciation	444,703	442,767	402,673	330,522
Interest and accretion	266,035	277,951	437,284	465,188
Share-based payments	405,470	713,227	468,444	500,933
Allowance / (recovery) for credit losses	193,004	9	(114,842)	235,032
Increase/(decrease) in warranty liability	(10,705)	556,023	318,063	377,218

Adjusted EBITDA (Note 1)	$(2,959,136)	$(821,879)	$(2,348,297)	$(1,467,311)

	For the three months ended
	September 30,	June 30,	March 31,	December 31,
	2022	2022	2022	2021

Loss for the period	$(3,482,163)	$(4,325,571)	$(7,076,553)	$(2,958,456)
Plus:
Depreciation	290,420	195,608	269,273	127,210
Interest and accretion	387,661	259,636	150,083	94,103
Share-based payments	967,341	1,709,175	2,983,653	1,109,505
Allowance / (recovery) for credit losses	(53,994)	28,957	(91,176)	87,644
Increase/(decrease) in warranty liability	239,847	99,639	(20,970)	(13,817)

Adjusted EBITDA (Note 1)	$(1,650,888)	$(2,032,556)	$(3,785,690)	$(1,553,811)

1) "Adjusted EBITDA", as reflected above, is a non-IFRS measure, which is defined as loss for the period (for quarterly periods), or loss for the year (for annual periods) plus depreciation, plus interest and accretion, plus share-based payments, plus / (less) the allowance / (recovery) for credit losses, plus / (less) the increase / (decrease) in the warranty liability, plus taxes. Adjusted EBITDA is a measure used by management as an indicator of profitability since it excludes the impact of movements in working capital items, certain non-cash charges, and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Liquidity and Capital Resources

At September 30, 2023, the Company had a cash balance of $1,987,875 working capital, defined as current assets less current liabilities, of $24,212,127. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at September 30, 2023 the Line of Credit had a drawn balance of $6,562,204. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	Sept 30, 2023	Sept 30, 2022
Salaries and Benefits (1)	$175,722	$148,647
Consulting fees (2)	185,814	141,250
Non-cash Options Vested (3)	254,087	563,771
Total	$615,623	$853,668

	For the Six Months Ended
	Sept 30, 2023	Sept 30, 2022
Salaries and Benefits (1)	$288,957	$272,757
Consulting fees (2)	270,814	226,250
Non-cash Options Vested (3)	705,779	1,569,373
Total	$1,265,550	$2,068,380

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at September 30, 2023 included $252,581 (March 31, 2023 - $208,215)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

During the year ended March 31, 2023, the Company received loans totaling CAD$3,670,000 and US$25,000 from a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date.

During the six months ended September 30, 2023 no additional related party loans were received by the Company, and the CAD $250,000 loan plus accrued interest from a company beneficially owned by a Director of the Company was repaid, and the US$25,000 loan from a company that is beneficially owned by the CEO and Chairman of the Company was repaid.

The remaining loans from a company that is beneficially owned by the CEO and Chairman of the Company matured on March 31, 2023, however the principal balance is outstanding as at September 30, 2023. During the six months ended September 30, 2023, $194,276 of interest was expensed on related party loans (September 30, 2022 - $76,972). The Company has agreed to grant the lenders a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit.

New and Amended Standards

Adoption of accounting standards

Certain new accounting standards have been published by the IASB or the IFRS Interpretations Committee that are effective for annual reporting periods beginning on or after January 1, 2023, as follows:

  IFRS 17 - Insurance Contracts
  IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 (Disclosure of Accounting Policies)
  IAS 8 - Accounting policies, Changes in Accounting Estimates and Errors (Definition of Accounting Estimates)
  IAS 12 - Income taxes (Deferred tax related to assets and liabilities arising from a single transaction)

Amendments to these standards did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the September 30, 2023 reporting period. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

Critical Accounting Estimates

Management has made certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period. Actual outcomes could differ from these estimates. The impacts of such estimates may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgements

i. The determination of the functional currency the Company and of each entity within the consolidated Company

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern

Critical accounting estimates and assumptions

i. The determination of the discount rates used to discount the promissory note receivable, term loan, the deferred benefit of government assistance, finance  lease receivable and lease liabilities

ii. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles

iii. The classification of leases as either financial leases or operating leases

iv. The determination that the Company is not involved in any legal matters that require a provision

v. The determination of an allowance for doubtful accounts on the Company's trade receivables

vi. The valuation of tangible assets and financial liabilities acquired in the Lion Truck Body (LTB) Inc. transaction

vii. The estimate of the useful life of equipment

viii. The estimate of the net realizable value of inventory

ix. The estimated value of the deferred benefit of government assistance

x. Estimates underlying the recognition of proceeds from government vouchers and grants

xi. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset

xii. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery

xiii. The determination of overheads to be allocated to inventory and charged to cost of sales

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, promissory note receivable, finance lease receivables, restricted deposit, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities and lease liabilities.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables and restricted deposit. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

The Company's cash is comprised of cash bank balances, and the Company's restricted deposit is an interest-bearing term deposit, all of which is held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its account receivable and finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at September 30, 2023 the Company recognized an allowance for credit losses of $331,129, against its accounts receivable (March 31, 2023 - $139,370).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At September 30, 2023, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars:

Cash	$70,089
Accounts Receivable	$151,357
Sales tax receivable	$169,228
Prepaids and deposits	$73,184
Finance lease receivable	$73,856
Accounts payable and accrued liabilities	$(469,658)
Related party loan and interest payable	$(3,837,541)

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

The CDN/USD exchange rate as at September 30, 2023 was $0.7396 (March 31, 2023 - $0.7389). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $279,000 to net income/loss.

Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, the term loan, loans from related parties and equity attributable to common shareholders, consisting of issued share capital and deficit. The line of credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is currently in compliance. In September 2022 filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to $20 million through the Nasdaq stock exchange. The base shelf prospectus was filed in October 2021, and was effective for a period of 25 months until November 2023. During the six months ended September 30, 2023, the Company sold 188,819 common shares of the Company under the ATM program raising gross proceeds of $520,892. As at September 30, 2023, the Company had a cash balance of $1,987,875, working capital, defined as current assets less current liabilities, of $24,212,127 accumulated deficit of ($67,812,431) and shareholder's equity of $22,349,985. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. There has been no change to the Company's approach to financial management during the quarter.

Outlook

For the immediate future, the Company plans to:

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Continue production of all-electric school buses in the West Virginia facility;

  Continue to develop and expand its dealer network in order to generate new sales opportunities and increase sales backlog;

  Evaluate and consider entering into new sources of financing to fund the business;

  Further develop its sales and marketing, engineering and technical resources and capabilities.

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 24,950,805 as of September 30, 2023. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of September 30, 2023, there are 2,059,662 options granted and outstanding.

As at November 13, 2023 the Company had 24,954,376 issued shares and 2,056,091 options outstanding.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

Disclosure of Internal Controls

Management is responsible for establishing and maintaining disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner and that information required to be disclosed is reported within time periods prescribed by applicable securities legislation. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

As previously reported in our annual MD&A, in preparing our consolidated financial statements as of March 31, 2023 and 2022 and for the fiscal years ended March 31, 2023, 2022 and 2021 we determined that the ineffectiveness of the Company's internal control over financial reporting was due to the following material weaknesses in internal control over financial reporting:

  We did not design and maintain effective controls over revenues or the bank reconciliation process.
  We did not design and maintain effective controls to account for transactions related to inventory and capital asset assets and to ensure that transactions were recorded in the correct period.
  We did not design and maintain effective controls over the accounting treatment relating to complex transactions and for business combinations.

Management is in the process of implementing changes and controls to ensure the control deficiencies contributing to the material weaknesses will be remediated. The remediation actions will include designing, implementing and improving internal controls over the areas identified. The Company has engaged an external financial controls consultant to assist in this process and is in the process of hiring additional qualified accounting resources and professionals to manage the implementation of improved controls over financial reporting. During the quarter ended September 30, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

Competition in the industry

The Company faces competition from a number of existing manufacturers of all-electric medium and heavy-duty vehicles and buses, as well as manufacturers of traditional medium and heavy-duty vehicles. The Company competes in the zero-emission, or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have raised or have access to a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market.

No Dividend Payment History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

Provision for Warranty Costs

The Company offers warranties on the medium and heavy duty vehicles and buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact future warranty claims include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense could differ from the provisions which are estimated by management, and these differences could be material and may negatively impact the company's financial results and financial position.

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the New Jersey Zero Emission Incentive Program ("NJZIP") operated by the New Jersey Economic Development Authority (NJEDA), the Specialty-Use Vehicle Incentive ("SUVI") Program funded by the Province of British Columbia, Canada, the Incentives for Medium and Heavy Duty Zero Emission Vehicles ("iMHZEV") program operated by the Canadian federal government, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or is otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended September 30, 2023 Discussion dated: as of November 13, 2023

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which  are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at September 30, 2023. In addition, a company owned and controlled by a former employee who provided services to a  subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at September 30, 2023. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a probable or estimable material financial impact as at September 30, 2023. During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary of the Company,to which GreenPower has filed a response which will be heard by the court in January 2024.

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Events after the reporting period

On October 3, 2023 3,571, common shares were issued at CAD$2.59 per share for gross proceeds of CAD$9,249 pursuant to the exercise of stock options.